SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 10, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated August 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 10, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email:

    investors@TanzanianRoyaltyExploration.com

Website:  www.TanzanianRoyaltyExploration.com

News Release -  August 10, 2006

Tanzanian Royalty Chairman and CEO Agrees to New C$3 Million

Private Placement Subscription Agreement

Tanzanian Royalty Exploration Corporation is pleased to report that, following the completion in January, 2007 of the 8th tranche of the current Private Placement Subscription Agreement dated January 13, 2005 (the “Current Agreement”), James E. Sinclair, Chairman and CEO of the Company, has confirmed his intention to continue his regular investments in Tanzanian Royalty by entering into a new Private Placement Subscription Agreement with the Company (the “New Agreement”) under which he will subscribe for common shares of the Company for an aggregate C$3,000,000.  Under the New Agreement, Mr. Sinclair has agreed to subscribe for eight (8) quarterly tranches of C$375,000 each, commencing February 1, 2007.

The pricing of each quarterly tranche will be based on the weighted average trading price of the Company's common shares for the last five consecutive trading days of each quarterly period.  Consistent with the Current Agreement, no warrants, options or other rights are to be issued or granted, the placement common shares will be subject to certain mandated hold periods and resale restrictions and the certificates representing such shares will be legended accordingly.

The new private placement and each of the quarterly tranches will be subject to regulatory and stock exchange approval.

According to Mr. Sinclair, “My ongoing market-priced investments in Tanzanian Royalty will ensure the company remains adequately financed while pursuing its objective of becoming one of the world’s premium royalty companies with investment income from gold and other mineral producing assets in the Republic of Tanzania.”

Tanzanian Royalty Exploration is a unique, publicly-traded, financial minerals exploration company whose business strategy is to develop royalty income under partnership arrangements from its world class gold, diamond and nickel assets in the Lake Victoria Greenstone and Kabanga/Kagera Nickel Belts of Tanzania.

Respectfully Submitted,

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.